Exhibit 99.1

Navios Maritime Acquisition Corporation

Reports Financial Results for the Fourth Quarter and Year Ended December 31, 2012

•	$97.5 million EBITDA in FY 2012

•	$27.1 million EBITDA in Q4 2012; $0.01 EPS in Q4 2012

•	$2.0 million of profit sharing in 2012, of which $1.1 million earned in Q4 2012

•	20 vessels in the water, 13 product tankers and 7 VLCCs

•	1 product tanker to be delivered by February 15, 2013

•	91.1% and 56.4% of available days contracted for 2013 and 2014, respectively

•	Quarterly dividend declared of $0.05 per share

PIRAEUS, GREECE February 12, 2013 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA), an owner and operator of tanker vessels, today reported its financial results for the fourth quarter and year ended December 31, 2012.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition, stated, “Our financial performance is demonstrating the benefits of the economic engine we have created over the past few years. For 2012 we increased revenue by 24.0% to $151.1 million and EBITDA by 26.3% to $97.5 million. As a result of our strong performance, we declared a quarterly dividend of $0.05 per share reflecting a yield of about 7.5% in our common stock.”

Angeliki Frangou continued, “We consider forward visibility in our revenue an essential element of Navios Acquisition’s risk management. As a result, we have fixed 91.1% of available days in 2013 and 56.4% of available days in 2014. Yet, Navios Acquisition is positioned to capture any strength in the tanker market. 80% of our entire fleet has profit sharing and 83% of our product tanker fleet has profit sharing. These profit sharing mechanisms provided $2.0 million in 2012, or $0.05 per common share, with $1.1 million earned in the fourth quarter of 2012.”

HIGHLIGHTS – RECENT DEVELOPMENTS

Dividend of $0.05 per share of common stock

On February 7, 2013, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the fourth quarter of 2012 of $0.05 per share of common stock. The dividend is payable on April 4, 2013 to stockholders of record as of March 19, 2013. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

New Charter Agreements

On February 6, 2013, Navios Acquisition announced that it has chartered out the newbuilding MR2 product tanker, the Nave Capella, to a high-quality counterparty for one year at a rate of $13,825 net per day. The charterer has been granted an option for an additional year at a rate of $14,813 net per day.

In January, 2013, Navios Acquisition extended the existing charters on its two chemical tankers, the Nave Cosmos and the Nave Polaris, for an additional six month period ending in the third quarter of 2013 at the existing base rate with profit sharing increased to 50%. The charterer has also been granted an option to extend the contract for an additional year at a rate of $12,188 net per day plus 50% profit sharing.

Delivery of an MR2 Product Tanker

On January 24, 2013, Navios Acquisition took delivery of the Nave Bellatrix, a 49,999 dwt MR2 product tanker, from a South Korean shipyard. The vessel is chartered-out to a high quality counterparty for three years at a rate of $13,331 net per day plus 50% profit sharing. The charterer will receive the first $1,000 of profits above the base rate and the owner will receive the next $1,000 of profits. Thereafter all profits will be split equally to each party. The charterer has been granted an option for an additional year at a rate of $14,813 net per day plus 50% profit sharing.

Time Charter Coverage

As of February 11, 2013, Navios Acquisition has contracted 91.1%, 56.4% and 36.2% of its available days on a charter-out basis for 2013, 2014 and 2015, respectively, equivalent to $180.0 million, $142.0 million and $111.5 million of revenue, respectively. The average contractual daily charter-out rate for the fleet is $22,042, $25,286 and $29,102 for 2013, 2014 and 2015, respectively.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of operations for the three months and year ended December 31, 2012 and 2011. The quarterly information for 2012 and 2011 and yearly information for 2012 was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended December 31, 2012 (unaudited)	Three Month Period ended December 31, 2011 (unaudited)		Year ended December 31, 2012 (unaudited)	Year ended December 31, 2011 (unaudited)
Revenue	$41,674	$39,651	(1)	$151,097	$121,925	(1)
EBITDA	$27,067	$26,288		$97,455	$77,165
Adjusted EBITDA	$27,067	$22,584	(2)	$97,455	$74,396	(2,3)
Net income/(loss)	$333	$2,515		$(3,798)	$(3,857)
Adjusted Net income/(loss)	$333	$(1,189	)(2)	$(3,798)	$(6,626	)(2,3)
Income/(Loss) per share (basic and diluted)	$0.01	$0.05		$(0.08)	$(0.08)
Adjusted Income/(Loss) per share (basic and diluted)	$0.01	$(0.03	)(2)	$(0.08)	$(0.14	)(2,3)

(1)	Positively affected by $3.7 million of compensation for early charter termination.
(2)	Excludes $3.7 million of compensation for early charter termination.
(3)	Excludes $0.9 million of write-off of deferred financing costs incurred in connection of cancellation of committed credit.

EBITDA, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted income/(loss) per share are non-GAAP financial measures and should not be used in isolation or substitution for Navios Acquisition’s results (see Exhibit II for reconciliation of EBITDA and Adjusted EBITDA).

Three month periods ended December 31, 2012 and 2011

Revenue for the three month period ended December 31, 2012 increased by $2.0 million or 5.0% to $41.7 million, as compared to $39.7 million for the same period in 2011. The increase was mainly attributable to the acquisition of the Nave Estella in January 2012, the Nave Atria in July 2012, the Nave Cassiopeia in August 2012, the Nave Cetus in October 2012 and the Nave Aquila in November 2012. As a result of the vessel acquisitions, available days of the fleet increased to 1,679 days for the three month period ended December 31, 2012, as compared to 1,238 days for the three month period ended December 31, 2011. Time charter equivalent (“TCE”) decreased to $24,526 for the three month period ended December 31, 2012, from $30,422 for the three month period ended December 31, 2011.

EBITDA for the three month period ended December 31, 2011, was positively impacted by a $3.7 million of compensation for early charter termination. Excluding such compensation, Adjusted EBITDA for the three month period ended December 31, 2012, increased by $4.5 million to $27.1 million, as compared to $22.6 million for the same period in 2011. The increase in Adjusted EBITDA was due to a: (a) $2.0 million increase in revenue as a result of the acquisition of the vessels discussed above; (b) $1.5 million decrease in time charter expenses; (c) $0.1 million decrease in general and administrative expenses; (d) $3.7 million of compensation for early termination incurred in the three month period ended December 31, 2011; and (e) $0.1 million increase in other income/(expense), net. The above increase was partially offset by a $2.9 million increase in management fees.

Net income for the three month period ended December 31, 2011, was positively impacted by $3.7 million of compensation for early charter termination. Excluding such compensation, Adjusted net income for the three month period ended December 31, 2012 increased by $1.5 million to $0.3 million compared to a $1.2 million Adjusted net loss for the three month period ended December 31, 2011. The increase in adjusted net income by $1.5 million was due to a $4.5 million increase in Adjusted EBITDA partially offset by a: (a) $0.4 million increase in direct vessel expenses; (b) $1.8 million increase in depreciation and amortization due to the acquisitions of the vessels discussed above; (c) $0.1 million decrease in interest income; and (d) $0.7 million increase in interest expense and finance cost net.

Year ended December 31, 2012 and 2011

Revenue for the year ended December 31, 2012 increased by $29.2 million or 24.0% to $151.1 million, as compared to $121.9 million for the same period in 2011. The increase was mainly attributable to the acquisition of the Shinyo Kieran in June 2011, the Bull and the Buddy in July 2011, the Nave Andromeda in November 2011, the Nave Estella in January 2012, the Nave Atria in July 2012, the Nave Cassiopeia in August 2012, the Nave Cetus in October 2012 and the Nave Aquila in November 2012. As a result of the vessel acquisitions, available days of the fleet increased to 5,786 days for the year ended December 31, 2012, as compared to 4,053 days for year ended December 31, 2011. TCE decreased to $25,625 for the year ended December 31, 2012, from $29,218 for the year ended December 31, 2011.

EBITDA for the year ended December 31, 2011, was positively impacted by a $3.7 million of compensation for early charter termination and negatively impacted by a $0.9 million of write-off of deferred finance costs incurred in connection with the cancellation of committed credit. Excluding such items, Adjusted EBITDA for the year ended December 31, 2012, increased by $23.1 million to $97.5 million, as compared to $74.4 million for the same period in 2011. The increase in Adjusted EBITDA was due to a: (a) $29.2 million increase in revenue due to the acquisition of the vessels discussed above; (b) $0.3 million decrease in general and administrative expenses; (c) $0.5 million increase in other income/(expense), net; (d) $3.7 million of compensation for early termination incurred in the year ended December 31, 2011; and (e) $0.7 million decrease in time charter expenses. The above $34.4 million increase was partially offset by an $11.3 million increase in management fees.

Net loss for the year ended December 31, 2011, was positively impacted by a $3.7 million of compensation for early charter termination and negatively impacted by a $0.9 million of write-off of deferred finance costs incurred in connection with the cancellation of committed credit. Excluding such items, Adjusted net loss for year ended December 31, 2012 decreased by $2.8 million to $3.8 million compared to a $6.6 million loss for the year ended December 31, 2011. The decrease in Adjusted net loss was due to a $23.1 million increase in Adjusted EBITDA partially offset by: (a) $2.0 million increase in direct vessel expenses; (b) $6.3 million increase of interest expenses and finance cost, net; (c) $11.0 million increase in depreciation and amortization due to the acquisitions of vessels discussed above; and (d) $1.0 million decrease in interest income.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Acquisition and its core fleet for the three months and year ended December 31, 2012 and 2011.

	Three month period ended		Year ended
	December 31,		December 31,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
FLEET DATA
Available days (1)	1,679	1,238	5,786	4,053
Operating days (2)	1,672	1,236	5,751	4,004
Fleet utilization (3)	99.6%	99.9%	99.4%	98.8%
Vessels operating at period end	19	14	19	14
AVERAGE DAILY RESULTS
Time Charter Equivalent per day (4)	$24,526	$30,422	$25,625	$29,218

(1)	Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent: Time Charter Equivalent is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call, Webcast and Presentation Details:

As previously announced, Navios Acquisition will host a conference call today, Tuesday, February 12, 2013 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on the results of the fourth quarter and year ended December 31, 2012.

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 8967 6283

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 8967 6283

The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

A supplemental slide presentation will be 8:00 am ET on the day of the call.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

EXHIBIT I

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars — except share data)

	December 31, 2012	December 31, 2011
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$42,846	$41,300
Restricted cash, short term portion	21,163	30,640
Accounts receivable, net	5,103	6,478
Prepaid expenses and other current assets	2,683	489

Total current assets	71,795	78,907

Vessels, net	940,738	774,624
Deposits for vessels acquisitions	276,142	245,567
Deferred finance costs, net	20,727	24,819
Goodwill	1,579	1,579
Intangible assets — other than goodwill	51,233	59,879
Restricted cash, long term portion	—	1,574
Other long-term assets	897	1,310
Deferred dry dock and special survey cost, net	7,533	7,210

Total non-current assets	1,298,849	1,116,562

Total assets	$1,370,644	$1,195,469

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,277	$1,021
Dividend payable	2,410	2,421
Accrued expenses	12,951	15,492
Due to related parties, short term	27,815	43,616
Deferred revenue	3,651	3,251
Current portion of long term debt	19,724	11,928

Total current liabilities	67,828	77,729

Long-term debt, net of current portion	974,362	833,483
Loans due to related party	35,000	40,000
Due to related parties, long term	57,701	—
Other long term liabilities	204	480
Unfavorable lease terms	4,245	4,928

Total non-current liabilities	1,071,512	878,891

Total liabilities	1,139,340	956,620

Commitments and contingencies	—	—
Series D Convertible Preferred stock 600 shares issued and outstanding with $6,000 redemption amount	6,000	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of each of December 31, 2012 and December 31, 2011	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 40,517,413 issued and outstanding as of each of December 31, 2012 and December 31, 2011	4	4
Additional paid-in capital	246,102	255,849
Accumulated deficit	(20,802)	(17,004)

Total stockholders’ equity	225,304	238,849

Total liabilities and stockholders’ equity	$1,370,644	$1,195,469

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	For the Three Months Ended December 31, 2012 (unaudited)	For the Three Months Ended December 31, 2011 (unaudited)	For the Year Ended December 31, 2012 (unaudited)	For the Year Ended December 31, 2011
Revenue	$41,674	$39,651	$151,097	$121,925
Time charter expenses	(487)	(1,996)	(2,824)	(3,499)
Direct vessel expenses	(730)	(327)	(2,622)	(633)
Management fees	(13,173)	(10,271)	(47,043)	(35,679)
General and administrative expenses	(1,008)	(1,129)	(3,853)	(4,241)
Write-off of deferred finance costs	—	—	—	(935)
Depreciation and amortization	(13,253)	(11,469)	(49,644)	(38,638)
Interest income	54	185	445	1,414
Interest expenses and finance cost, net	(12,805)	(12,162)	(49,432)	(43,165)
Other income/(expense), net	61	33	78	(406)

Net income/(loss)	$333	$2,515	$(3,798)	$(3,857)

Net income/(loss) attributable to common shareholders	$257	$2,092	$(3,284)	$(3,378)

Net income/(loss) per share, basic	$0.01	$0.05	$(0.08)	$(0.08)

Weighted average number of shares, basic	40,517,413	40,075,742	40,517,413	41,409,433

Net income/(loss) per share, diluted	$0.01	$0.05	$(0.08)	$(0.08)

Weighted average number of shares, diluted	42,434,804	41,717,413	40,517,413	41,409,433

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Year ended December 31, 2012	Year ended December 31, 2011
	(unaudited)
Operating Activities
Net loss	$(3,798)	$(3,857)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation and amortization	49,644	38,638
Amortization and write-off of deferred finance cost, net	2,820	3,188
Amortization of dry docking cost	2,622	633
Changes in operating assets and liabilities:
Increase in prepaid expenses and other current assets	(2,194)	(1,369)
Decrease/(increase) in accounts receivable	1,375	(1,999)
Decrease/(increase) in restricted cash	320	(451)
Decrease/(increase) in other long terms assets	413	(1,310)
Increase/(decrease) in accounts payable	256	(2,433)
(Decrease)/increase in accrued expenses	(2,541)	6,273
Payments for dry dock and special survey costs	(2,944)	(7,843)
Increase in due to related parties	35,780	33,797
Increase in deferred revenue	400	486
(Decrease)/Increase in other long term liabilities	(276)	480

Net cash provided by operating activities	$81,877	$64,233

Investing Activities
Acquisition of vessels	(83,253)	(140,704)

Deposits for vessel acquisition	(142,119)	(78,495)
Restricted cash	19,416	3,769
Acquisition of intangible other than goodwill	—	(10,347)

Net cash used in investing activities	$(205,956)	$(225,777)

Financing Activities
Loan proceeds, net of deferred finance cost and net of premium	162,813	252,075
Loan proceeds from related party, net of deferred finance cost	5,000	33,209
Repayment on loans from related party	(10,000)	(6,000)
Loan repayments	(13,744)	(126,277)
Dividend paid	(9,759)	(9,790)
Restricted cash	(8,685)	(1,733)

Net cash provided by financing activities	$125,625	$141,484

Net increase/(decrease) in cash and cash equivalents	1,546	(20,060)
Cash and cash equivalents, beginning of year	41,300	61,360

Cash and cash equivalents, end of year	$42,846	$41,300

EXHIBIT II

Reconciliation of EBITDA to Net Cash provided by Operating Activities

(Expressed in thousands of U.S. dollars)

	Three Month Period Ended December 31, 2012 (unaudited)	Three Month Period Ended December 31, 2011 (unaudited)	Year Ended December 31, 2012 (unaudited)	Year Ended December 31, 2011 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$7,964	$25,112	$81,877	$64,233
Net increase/(decrease) in operating assets	2,122	(3,346)	3,030	12,972
Net decrease/(increase) in operating liabilities	4,842	(6,811)	(33,619)	(38,603)
Net interest cost	12,751	11,977	48,987	41,751
Deferred finance costs	(612)	(644)	(2,820)	(2,253)
Write-off of deferred finance costs	—	—	—	(935)

EBITDA(1)	$27,067	$26,288	$97,455	$77,165
Write-off of deferred finance costs	—	—	—	935
Compensation for early termination	—	(3,704)	—	(3,704)

Adjusted EBITDA	$27,067	$22,584	$97,455	$74,396

(1)	Three Month Period Ended December 31, 2012 (unaudited)	Three Month Period Ended December 31, 2011 (unaudited)	Year Ended December 31, 2012 (unaudited)	Year Ended December 31, 2011
Net Cash provided by operating activities	$7,964	$25,112	$81,877	$64,233
Net Cash used in investing activities	$(25,746)	$(61,041)	$(205,956)	$(225,777)
Net Cash provided by financing activities	$14,743	$34,551	$125,625	$141,484

Disclosure of Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

EBITDA represents net income/ (loss) plus interest expenses and finance cost plus depreciation and amortization and income taxes.

Adjusted EBITDA for the three month period, represents EBITDA excluding the compensation for early charter termination of $3.7 million. Adjusted EBITDA for the year ended December 31, 2011, represents EBITDA excluding the compensation for early charter termination of $3.7 million and the write-off of $0.9 million of the deferred finance costs that were incurred in connection with the cancellation of committed credit.

EBITDA is presented because Navios Acquisition believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and the ability to meet debt service requirements, the definition of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EXHIBIT III

Vessels	Type	Built/Delivery Date	DWT
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671
Nave Ariadne	LR1 Product Tanker	2007	74,671
Nave Cosmos	Chemical Tanker	2010	25,130
Nave Polaris	Chemical Tanker	2011	25,145
Shinyo Splendor	VLCC	1993	306,474
Shinyo Navigator	VLCC	1996	300,549
C. Dream	VLCC	2000	298,570
Shinyo Ocean	VLCC	2001	281,395
Shinyo Kannika	VLCC	2001	287,175
Shinyo Saowalak	VLCC	2010	298,000
Shinyo Kieran	VLCC	2011	297,066
Buddy	MR2 Product Tanker	2009	50,470
Bull	MR2 Product Tanker	2009	50,542
Nave Andromeda	LR1 Product Tanker	2011	75,000
Nave Estella	LR1 Product Tanker	2012	75,000
Nave Atria	MR2 Product Tanker	2012	49,992
Nave Cassiopeia	LR1 Product Tanker	2012	74,711
Nave Cetus	LR1 Product Tanker	2012	74,581
Nave Aquila	MR2 Product Tanker	2012	49,991
Nave Bellatrix	MR2 Product Tanker	2013	49,999

Owned Vessels to be Delivered
Nave Rigel (1)	LR1 Product Tanker	2013	50,000
TBN	LR1	Q1 2013	75,000
TBN	LR1	Q2 2013	75,000
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q2 2013	50,000
TBN	MR2	Q2 2013	50,000
TBN	MR2	Q2 2014	50,000
TBN	MR2	Q3 2014	50,000
TBN	MR2	Q4 2014	50,000

(1)	Expected delivery February 15, 2013